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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

      Certification and Notice of Termination of Registration under Section
      12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to
            File Reports Under Section 13 and 15(d) of the Securities
                              Exchange Act of 1934.
                        Commission File Number 001-08452

                            The Vons Companies, Inc.
             (Exact name of registrant as specified in its charter)

                             618 Michillinda Avenue
                            Arcadia, California 91007
                                 (818) 821-7897

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                6 5/8% Senior Subordinated Debentures due 1998 (1)
                   8 3/8% Senior Subordinated Notes due 1999 (2)
                   9 5/8% Senior Subordinated Notes due 2002 (3)
            (Title of each class of securities covered by this Form)

                          Common Stock, $.10 par value
                          ----------------------------
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [x]       Rule 12h-3(b)(1)(ii)      [x]
      Rule 12g-4(a)(1)(ii)      [ ]       Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)       [ ]       Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12g-4(a)(2)(ii)      [ ]       Rule 12d-6                [ ]
      Rule 12h-3(b)(1)(i)       [ ]

     Approximate number of holders of record as of the certification or notice date: (1) approximately 118 holders of record
      (2) approximately 78 holders of record
      (3) approximately 140 holders of record

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Vons Companies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    March 20, 1997        BY:    /s/ Terrence J. Wallock
                                    -------------------------
                                      Terrence J. Wallock
                                      Executive Vice President, General Counsel
                                      and Secretary